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02 MAY 15 AM 10:22

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Julie Ryan
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	15 May 2002
No. of pages including this one	5

Citigate
Dewe Rogerson

02034105

SUPPL

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson

dlw 5/21

If you have experienced any problems with the transmission of this fax please inform the sender on +44 (0)20 7638 9571

ERSTE BANK

INVESTOR INFORMATION

For Immediate Release **May 15, 2002**

Erste Bank issues mandatory tender offer for minorities of Rijecka banka

Today, Erste Bank der oesterreichischen Sparkassen AG ("Erste Bank") has published an offer to the remaining minority shareholders of Rijecka banka d.d. ("Rijecka banka") to tender their shares to Erste Bank for an offer price of EUR 12,79 per share, payable in HRK at the exchange rate calculated on the day of payment to the accepting shareholders (the "Offer"). The binding period commences on May 16 and will last until June 15, 2002.

Following Erste Bank's acquisition of its 85.02% stake in Rijecka banka, the Offer is required under the Croatian Take-over Law. On May 9, 2002, the terms of the Offer were submitted to the Croatian Securities Commission.

The offer price is the same price per share that Erste Bank has agreed to pay for its acquisition of an 85.02% stake from the State Agency for Deposit Insurance and Bank Rehabilitation.

With the Offer, Erste Bank gives a unique opportunity to current minority shareholders of Rijecka banka to sell their shares before the Annual Shareholders' Meeting vote on a capital decrease which has become necessary in order to cover for operating losses.
Erste Bank, with its supermajority stake in Rijecka banka, will vote in favor of such capital decrease.

Shareholders can choose one of the following two options to tender their shares:

(1) Personally deliver the completed Form KA-POP to the Depositor, in which case the signature on the form does not have to be certified;
(2) Deliver the completed Form KA-POP to the Depositor by registered mail, in which case his/her signature on the Form KA-POP needs to be certified by a notary public.

The settlement period is 14 (fourteen) days from the date of expiry of validity of the Offer, at the latest.
The following investor hot-line will be open as of May 16, 2002, Weekday from 9,00 to 15,00 hours:Croatia (toll free): 0800 5000

The English wording of the Offer documentation as published in Croatian today in the Official Gazzete is attached to this press release.

For further information, please contact:

Erste Bank, Presse- und Öffentlichkeitsarbeit
1010 Wien, Graben 21, Telefax: 0043 50100 ext 13112
Gabriele Werzer, Tel. 0043 50100 ext 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, ext 17326, e-mail: thomas.schmee@erstebank.at

In performance of its legal obligation under Article 3, Par. 1 of the Law on Company Takeover Procedure, Erste Bank Der Oesterreichischen Sparkassen AG, with its registered office at Graben 21, 1010 Vienna, Republic of Austria, as the offeror, announces the following

PUBLIC OFFER

to all Shareholders of the company

RIJEČKA BANKA d.d.

Issuer:	Riječka banka d.d., Jadranski trg 3a, 51000 Rijeka
Offeror:	Erste Bank Der Oesterreichischen Sparkassen Aktiengesellschaft, 1010 Vienna, Graben 21, Republic of Austria.
Offer:	The offeror undertakes to all shareholders of the Issuer to purchase all shares yielding voting rights in the Shareholders' Meeting of the Issuer under the terms stated below.
Shares belonging to the offeror:	The offeror holds shares of the Issuer representing 85.02% of the share capital of the Issuer.
Offer Price:	EUR 12.79 per share.
Depository:	Central Depository Agency, Ksaver 200, 10000 Zagreb.
Acceptance Period:	30 days from publication of the offer in the Official Gazette and in Novi list and Večernji list provided that the term begins as of the date of the later announcement, whichever it is.

1. Offeror, Issuer and Shareholder Structure

Erste Bank Der Oesterreichischen Sparkassen Aktiengesellschaft , with its registered office at1010 Vienna, Graben 21, Republic of Austria (hereinafter: Erste Bank) has on April 29, 2002 acquired shares of the company Riječka banka d.d., with its registered office at Jadranski trg 3a, 51000 Rijeka (hereinafter: Issuer), namely of 4,301,979 dematerialized shares with RIBA-R-A designation, which are ordinary registered shares yielding voting rights, of individual nominal value of 100.00 HRK and of total nominal value of 430,197,900.00 HRK (such shares hereinafter: Sale Shares), which represent 85.02% of the share capital of the Issuer, which amounts to 506,000,000.00 HRK.

The remaining shareholders including Issuer have in total 758,021 dematerialized shares with RIBA-R-A designation, which are ordinary registered shares, of individual nominal value of 100.00 HRK and of total nominal value of 75,802,100.00 HRK, which represent 14.98% of the share capital of the Issuer.

2. Offer

Erste Bank undertakes to all shareholders of the Issuer to purchase all shares yielding voting rights in the Shareholders' Meeting of the Issuer under the following terms:

a/ This offer refers to all shares yielding voting rights in the Shareholders' Meeting of the Issuer, provided that (i) such shares are fully paid up, (ii) have no registered and/or unregistered encumbrances or restrictions or third party rights whatsoever attaching to it, and (iii) such shares are not an object of any court or arbitration proceedings or any other legal disputes (each such share, hereinafter: an Offer Share, and, collectively, Offer Shares).

b/ The offered price for each Offer Share is EUR 12,79. Such price shall be paid as the purchase price in HRK counter value as per the mean exchange rate published by the National Bank of Croatia for EUR valid on the date of payment, for the benefit of the account which the shareholders who have validly accepted this offer have left with the Central Depository Agency, 10000 Zagreb, Ksaver 200 (hereinafter: Depositor) as the account for payment of the dividend. For the purpose of securing payment of the purchase price, ERSTE Bank has obtained from Zagrebačka banka d.d. a first call bank guarantee for the amount required for payment of all shares to which the offer for takeover refers.

c/ The validity of this offer is 30 (thirty) days from the announcement of this offer in the Official Gazette and in Novi list and Večernji list provided that the term begins as of the date of the later announcement, whichever it is.

3. Insuring the execution of the depositing of shares and Acceptance of this offer

Erste Bank has entered into an Agreement on the storage of shares with the Depositor. The Issuer shall notify each shareholder separately by mail of this offer for the purchase of shares (takeover) and send him/her the Form KA-POP; the shareholders of the Issuer may also obtain the Form KA-POP from the Depositor.

In order to accept this offer, the owner of the respective shares of the Issuer shall execute and deliver to the Depositor an order for acceptance of this offer by way of order for acceptance of offer - Form KA-POP within 30 (thirty) days from the announcement of this offer. The shareholder wishing to accept this offer:

a) Shall personally deliver the completed Form KA-POP to the Depositor, in which case the signature on the form does not have to be certified; or
b) Shall deliver the completed Form KA-POP to the Depositor by registered mail, in which case his/her signature on the Form KA-POP needs to be certified by a notary public.

The acceptance of this offer by shareholders of the Issuer may relate to any or all of the shares listed on the free owner's position of the account of the respective shareholder's security account. If the free owner's position is registered with a member participant of the Depositor, then such member participant (company authorized for

trading in securities or custodian bank) may, based on a valid order of the owner of the shares, enter the acceptance of this offer in the system by itself. If the free owner's position of the account owner is registered with the Issuer, the acceptance of this offer based on a valid order of the owner of the shares is entered into the system by the Depositor himself.

Upon receipt of the order for acceptance of this offer, the Depositor shall pre-register the shares from the free owner's position of the securities account of the shareholder to the non-transferable owner's position of the securities account of the shareholder for the purpose of acceptance of this offer.

4. Recall of Acceptance

The shareholder may, until the expiry of the validity of this offer, in the same way (s)he has deposited the shares, retrieve the deposited shares from storage by delivering a valid order to the Depositor - i.e. order for recall of the order for acceptance of this offer (Form KA-POP).

The recall of shares from storage based on a valid order of the shareholder is effected by the Depositor for those owner's positions which are registered with the Issuer, i.e. by a member participant of the Depositor for those owner's positions which are registered with such member participant.

Upon recall of shares from storage, the Depositor's system pre-registers the shares from non-transferable owner's position for acceptance of offer, to the free owner's position, which was valid prior to acceptance of offer.

5. Payment

Erste Bank shall, after receiving from the Depositor a complete report with all data necessary for calculation of the amount to be paid to shareholders who accepted this offer, remit to the Depositor the required amount to a separate Depositor's account for the public offer within a term which enables the Depositor to use the amounts on the account, but he shall do so at least one business day prior to expiry of the legal term for payment, which is fourteen days from the date of expiry of validity of the offer, at the latest.

Erste Bank Der Oesterreichischen Sparkassen AG